    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 1995

                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                            CYBEROPTICS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               MINNESOTA                               41-1472057
    (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)              IDENTIFICATION NUMBER)
                           2505 KENNEDY STREET, N.E.
                          MINNEAPOLIS, MINNESOTA 55413
                                 (612) 331-5702
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                KENT O. LILLEMOE
                   VICE PRESIDENT--FINANCE AND ADMINISTRATION
                            CYBEROPTICS CORPORATION
                           2505 KENNEDY STREET, N.E.
                          MINNEAPOLIS, MINNESOTA 55413
                                 (612) 331-5702
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                   COPIES TO:
          THOMAS MARTIN, ESQ.                     HENRY D. KAHN, ESQ.
       DORSEY & WHITNEY P.L.L.P.                 PIPER & MARBURY L.L.P.
         PILLSBURY CENTER SOUTH                   CHARLES CENTER SOUTH
         220 SOUTH SIXTH STREET                 36 SOUTH CHARLES STREET
   MINNEAPOLIS, MINNESOTA 55402-1498         BALTIMORE, MARYLAND 21201-3010
             (612) 340-2600                          (410) 539-2530
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    PROPOSED
                                                     PROPOSED       MAXIMUM
                                     AMOUNT          MAXIMUM       AGGREGATE      AMOUNT OF
    TITLE OF EACH CLASS OF            TO BE       OFFERING PRICE    OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED     REGISTERED(1)    PER UNIT(2)      PRICE(2)         FEE
---------------------------------------------------------------------------------------------
Common Stock, no par value..... 1,437,500 shares      $26.75      $38,453,125      $13,260

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Including 187,500 shares which the Underwriters may purchase to cover over-allotments, if any.
(2) Estimated solely for the purposes of calculating the registration fee, based on the average of the high and low sale prices of the Common Stock as reported on The Nasdaq Stock Market on August 7, 1995.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                 AUGUST 10, 1995

                                1,250,000 Shares

                                  [CYBER LOGO]

                                  Common Stock

                                   --------

  Of the 1,250,000 shares offered hereby, 1,200,000 shares are being issued and sold by CyberOptics Corporation ("CyberOptics" or the "Company") and 50,000 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders."

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CYBE." On August 7, 1995, the last reported sale price, as quoted on the Nasdaq National Market, was $25.94 per share. See "Price Range of Common Stock" and "Dividend Policy."

                                   --------

   SEE "RISK FACTORS" ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 PRICE    UNDERWRITING   PROCEEDS     PROCEEDS
                                  TO      DISCOUNTS AND     TO       TO SELLING
                                PUBLIC     COMMISSIONS  COMPANY(1)   STOCKHOLDER
--------------------------------------------------------------------------------
Per Share...................    $            $            $            $
--------------------------------------------------------------------------------
Total(2)....................  $            $            $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Before deducting estimated offering expenses of $       , all of which will
    be paid by the Company.
(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 187,500 shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $          , $        and $          , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale and when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated,
Baltimore, Maryland on or about          , 1995.

Alex. Brown &
Sons
  INCORPORATED
                         Robertson, Stephens & Company
                                                              Piper Jaffray Inc.

                THE DATE OF THIS PROSPECTUS IS          , 1995.

        [INSERT PHOTO OF CYBERSCAN LV]

The CyberScan LV, a multi-purpose inspection system, records, analyzes and displays dimensions with sub-micron precision.

               [INSERT GRAPHICS
                OF 3-D IMAGES]

3-D images of solder paste used to check quality of Fine Pitch ^ and Ball Grid Array
^^component sites.

                             [INSERT GRAPHICS
                              OF 3-D IMAGES]

                                              [INSERT PHOTO OF CYBERSENTRY]

                                          CyberSentry provides automated
                                          inspection to identify solder paste
                                          printing problems before yield is
                                          affected, without slowing down the
                                          manufacturing process.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MARKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and financial statements and notes thereto appearing elsewhere and incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  CyberOptics Corporation ("CyberOptics" or the "Company") designs, manufactures and markets intelligent non-contact sensors and integrated systems that measure the minute characteristics, dimensions and distances required for process and quality control in the automated assembly of complex manufactured goods. Utilizing proprietary laser and optics technology combined with advanced software and electronics, the Company's products enable manufacturers to increase operating efficiencies, product yields and quality by measuring the characteristics and placement of components both during and after the manufacturing process. Currently, the Company's products are used primarily for process and quality control in the electronics industry.

  The electronics industry is experiencing rapid growth which has fueled demand for capital equipment, including equipment sold by the Company and the Company's original equipment manufacturer ("OEM") customers. The trend toward miniaturization in the electronics industry, together with competitive requirements to improve productivity and quality, have required the development of process control and inspection technologies that are integrated into the manufacturing process and rely on sophisticated hardware and software solutions.

  The Company's products are used for process control in the automated assembly of printed circuit boards ("PCBs") using advanced manufacturing technologies such as surface mount technology ("SMT"). The Company's in-line process control products and systems ensure the proper deposition of solder paste on PCBs; ensure accurate component placement at high production speeds; identify defective or damaged leads and lead coplanarity before component placement; and detect broken and worn drill bits used in drilling holes in PCBs. The Company's off-line inspection systems measure distances to test objects at high speeds; produce precise two- and three-dimensional analyses of complex surfaces; and make height and registration measurements of printed solder paste. These products rely on complex optical technologies combined with sophisticated software and hardware solutions to provide data in one, two and three dimensions and with resolution as small as 0.1 microns.

  The Company sells its products worldwide to many of the leading manufacturers of electronics and electronics equipment, including Philips Electronics N.V., AT&T Corp., Excellon Industries Inc., Fuji Machine Manufacturing Co., Ltd., International Business Machines Corporation, Juki Corporation, Matsushita Electric Industrial Co., Ltd., Motorola, Inc., Siemens A.G., and Yamaha Motor Co., Ltd. In 1994 and during the first six months of 1995, sales outside the United States accounted for 57% and 60%, respectively, of the Company's sales revenue.

  The Company's business strategy is to continue to integrate multiple technologies and engineering disciplines to develop sophisticated process control and inspection products for the electronics manufacturing market; to develop and maintain long-term, strategic relationships that enable the Company to anticipate developments in the electronics markets; to leverage its core competence in optics technology and system integration to develop sensors and systems for the specific applications needed by its customers; to focus on rapidly expanding worldwide markets that require precision, quality and reduced product development times; and to adapt non-contact process control and inspection technologies for use in other automated manufacturing processes.

  The Company was incorporated in Minnesota in 1984. Its principal executive office is locatedat 2505 Kennedy Street Northeast, Minneapolis, Minnesota 55413, and its telephone number is(612) 331-5702.

                                  THE OFFERING

 Common Stock offered by the Company............. 1,200,000 shares
 Common Stock offered by the Selling Stockholder. 50,000 shares
 Common Stock to be outstanding after the
  offering....................................... 5,598,156 shares(1)
 Use of proceeds................................. For working capital associated with expanded
                                                  sales, research and
                                                  development and other general
                                                  corporate purposes. See "Use
                                                  of Proceeds."
 Nasdaq National Market symbol................... CYBE

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   SIX MONTHS
                                  YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                            ------------------------------------ --------------
                             1990   1991   1992   1993    1994    1994   1995
                            ------ ------ ------ ------- ------- ------ -------
STATEMENT OF INCOME DATA:
  Revenues................. $4,608 $7,803 $8,425 $11,621 $15,276 $6,377 $11,796
  Gross margin.............  2,627  4,543  5,037   7,090   8,672  3,856   6,361
  Income from operations...    269  1,108    447   1,080   2,042    676   2,248
  Net income...............    283    829    339     943   1,524    510   1,598
  Net income per share..... $ 0.07 $ 0.20 $ 0.08 $  0.22 $  0.35 $ 0.12 $  0.34
  Weighted average common
   and common equivalent
   shares outstanding......  4,042  4,134  4,271   4,328   4,404  4,308   4,676

                                                              JUNE 30, 1995
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(2)
                                                          ------- --------------
BALANCE SHEET DATA:
  Working capital........................................ $ 8,438    $37,486
  Total assets...........................................  12,384     41,432
  Long-term debt.........................................     -0-        -0-
  Stockholders' equity...................................   9,200     38,248

--------
(1) Based on the number of shares outstanding as of July 31, 1995. Does not include 461,151 shares that may be issued upon exercise of options outstanding as of such date.
(2) Adjusted to reflect the sale of 1,200,000 shares offered by the Company hereby at an assumed offering price of $25.94 per share and the application of the estimated net proceeds thereof. See "Use of Proceeds."

                                  RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered in this Prospectus.

  Industry Concentration and Cyclicality. Substantially all of the Company's revenue is directly or indirectly related to capital expenditures in the electronics industry. This industry is highly cyclical and has historically experienced periodic downturns which often have had a severe effect on capital expenditures. For the foreseeable future, the Company's operations will continue to be dependent on the capital expenditures in this industry which, in turn, is largely dependent on the market demand for products containing integrated circuits. Although the Company's products have been, and continue to be, used in a variety of industries outside the electronics industry, the Company's current product development and marketing is focused on electronics and its business and results of operations would be significantly and adversely affected by a slowdown in this industry.

  Dependence Upon Principal Customers. For the year ended December 31, 1994 and the six-month period ended June 30, 1995, one of the Company's customers, Philips Electronics N.V. ("Philips"), accounted for approximately 14% and 29%, respectively, of the Company's revenue. In addition, the Company's five principal customers (including Philips), in the aggregate, accounted for approximately 44% and 53%, respectively, of the Company's revenue for such periods. The loss of, or a significant curtailment of purchases by, any one or more of these customers would have a material adverse effect on the Company's results of operations. The Company anticipates that a significant portion of its sales will continue to be concentrated in a small number of customers.

  Dependence on Outside Contractors and Suppliers. The Company currently contracts with third party assembly houses for a substantial portion of the purchase and assembly of components of its products. Although the Company endeavors to inspect and internally test most components prior to final assembly, reliance on outside contractors reduces its control over quality and delivery schedules. The failure by one or more of these subcontractors to deliver quality components in a timely manner could have a material adverse effect on the Company's results of operations. In addition, a number of the components used in the Company's products are available from only a single supplier or from a limited number of suppliers. Some of these components have relatively long order cycles, in some cases over one year, and the timely availability of these components to the Company is dependent on the Company's ability to develop accurate forecasts of customer volume requirements. Any interruption in or termination of supply of these components, or material change in the purchase terms, including pricing, of any of these components, or a reduction in their quality or reliability, could have a material adverse effect on the Company's business and results of operations. See "Business-- Manufacturing."

  Management of Growth. The Company's business has grown rapidly over the past several years. A continuing period of rapid growth could place a significant strain on the Company's management, operations and other resources. The Company's future success will depend on the ability of its officers and key employees to manage growth successfully through maintenance of appropriate operational, financial and management information systems and to attract, retain, motivate and effectively manage its employees. Currently, the Company's facilities are near capacity and the Company is in the process of identifying a new facility to provide additional capacity. If the Company is unable to manage growth effectively, the quality of the Company's products, its ability to retain key personnel and its results of operations could be materially and adversely affected. See "Business--Employees" and "--Properties."

  Proprietary Technology and Intellectual Property. The Company relies heavily on its proprietary hardware designs and software technology. Although the Company uses a variety of methods to protect its technology, it relies most heavily on patents and trade secrets. There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its technology, that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide a competitive advantage to the Company. In addition, there remains the possibility that others will "reverse engineer" the Company's products in order to determine their method of operation and introduce competing products or that others will develop competing technology independently. Any such adverse circumstances could have a material adverse effect on the Company's results of operations. Further, some of the markets in which the Company competes are characterized by the existence of a large number of patents and frequent litigation for financial gain that is based on patents with broad, and often questionable, application. As the number of its products increases, the markets in which its products are sold expands, and the functionality of those products grows and overlaps with products offered by competitors, the Company believes that it may become increasingly subject to infringement claims. Although the Company does not believe any of its products or proprietary rights infringe the rights of third parties, there can be no assurances that infringement claims will not be asserted against the Company in the future or that any such claims will not require the Company to enter into royalty arrangements or result in costly litigation. See "Business--Proprietary Protection."

  Dependence on Key Personnel. The Company is highly dependent upon the technical expertise, management and leadership of Dr. Steven K. Case, President, Chief Executive Officer and a director of the Company, as well as other members of the Company's senior management team, many of whom would be difficult to replace. Although the Company has a $5,000,000 key-man insurance policy on Dr. Case and has retained other experienced and qualified senior managers, the loss of the services of Dr. Case or other key personnel would have a material adverse effect on the Company.

  Technological Change and New Product Development. The market for the Company's products is characterized by rapidly changing technology. Accordingly, the Company believes that its future success will depend upon its ability to continue to develop and introduce new products with improved price and performance. In order to develop such new products successfully, the Company is dependent upon close relationships with its customers and their willingness to share information about their requirements and participate in joint development efforts with the Company. There can be no assurance that the Company's customers will continue to provide it with timely access to such information or that the Company will be able to develop and market such new products successfully and respond effectively to technological changes or new product announcements by others. See "Business--Products" and "--Research and Development."

  Competition. The Company competes with other vendors of optical sensors, with vendors of machine vision systems, and with the internal engineering efforts of the Company's current or prospective customers, many of which may have greater financial and other resources than the Company. There can be no assurance that the Company will be able to compete successfully in the future or that the Company will not be required to incur significant costs in connection with its engineering research, development, marketing and customer service efforts to remain competitive. Moreover, the Company's principal customers operate within the electronics industry, which is highly competitive and highly dependent upon its suppliers' ability to provide high quality, cost efficient products. Competitive pressures may result in price erosion or other factors which will adversely affect the Company's financial performance. See "Business-- Competition."

  Quarterly Fluctuations. The Company has experienced quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by various factors, including the capital procurement practices of its customers and the electronics industry generally, the timing and acceptance of new product introductions and enhancements, and the timing of product shipments and marketing. Future operating results may fluctuate as a result of these and other factors, including the Company's ability to continue to develop innovative products, the introduction of new products by the Company's competitors, the Company's product and customer mix, the level of competition and overall trends in the economy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Comparisons."

  International Revenue. In the years ended December 31, 1992, 1993, and 1994 and the six months ended June 30, 1995, sales of the Company's products to customers outside the United States accounted for approximately 35%, 39%, 57% and 60%, respectively, of the Company's revenue. The Company anticipates that international revenue will continue to account for a significant portion of its revenues. The Company's operating results are subject to the risks inherent in international sales, including various regulatory requirements, political and economic changes and disruptions, transportation delays, difficulties in staffing and managing foreign sales operations, and potentially adverse tax consequences. In addition, fluctuations in exchange rates may render the Company's products less competitive relative to local product offerings. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's operating results. See "Business--Sales and Marketing."

  Possible Volatility of Stock Price. The Company believes that factors such as the announcement of new products by the Company or its competitors, market conditions in the electronics and precision measurement industries generally and quarterly fluctuations in financial results could cause the market price of the Common Stock to vary substantially. In recent years, the stock market has experienced price and volume fluctuations that have particularly affected the market prices for many high technology companies and which often have been unrelated to the operating performance of such companies. The market volatility may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock."

  Anti-takeover Considerations. The effect of Section 302A.671 of the Minnesota Business Corporation Act and the ability of the Board of Directors to issue preferred stock without stockholder approval may have the effect of delaying or preventing a change in control or merger of the Company, which could operate to the detriment of other stockholders.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be $29,047,500, assuming an offering price of $25.94 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds for working capital associated with expanded sales, research and development and other general corporate purposes. The Company may use a portion of the net proceeds for the acquisition of businesses, technologies or products complementary to the Company's business, although no such acquisition is being negotiated or planned as of the date of this Prospectus. Pending such uses, the net proceeds are expected to be invested in short-term, investment grade securities.

  The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is quoted in the Nasdaq National Market under the symbol CYBE. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's Common Stock.

                                                                    HIGH   LOW
                                                                    ----- -----
      1993:
        First Quarter.............................................. $6.00 $4.25
        Second Quarter.............................................  5.75  4.25
        Third Quarter..............................................  6.50  4.75
        Fourth Quarter.............................................  7.63  5.63
      1994:
        First Quarter..............................................  6.38  5.50
        Second Quarter.............................................  5.88  5.00
        Third Quarter..............................................  6.50  4.63
        Fourth Quarter.............................................  8.63  5.75
      1995:
        First Quarter.............................................. 11.38  7.50
        Second Quarter............................................. 25.50 11.00
        Third Quarter (through August 7, 1995)..................... 31.00 20.88

  As of August 7, 1995, there were 343 holders of record of the Company's Common Stock and the Company estimates that there were approximately 3,000 beneficial holders. The last reported sales price of the Common Stock on the Nasdaq National Market on August 7, 1995 was $25.94.

                                DIVIDEND POLICY

  The Company has never declared or paid a cash dividend on its Common Stock. The Company currently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1995, as adjusted to reflect the sale of 1,200,000 shares of Common Stock offered by the Company hereby at an assumed price of $25.94 per share (after deduction of the underwriting discounts and commissions and estimated offering expenses) and the anticipated use of the net proceeds therefrom. See "Use of Proceeds."

                                                               JUNE 30, 1995
                                                             ------------------
                                                             ACTUAL AS ADJUSTED
                                                             ------ -----------
                                                               (IN THOUSANDS)
Long-term debt.............................................. $  -0-   $   -0-
                                                             ------   -------
Stockholders' equity:
  Preferred Stock, no par value, 5,000,000 shares
   authorized,
   no shares issued or outstanding..........................    -0-       -0-
  Common Stock, no par value, 10,000,000 shares authorized;
   4,315,321 shares issued and outstanding;
   5,515,321 shares issued and outstanding, as adjusted (1).  4,354    33,402
  Retained earnings.........................................  4,846     4,846
                                                             ------   -------
    Total stockholders' equity..............................  9,200    38,248
                                                             ------   -------
     Total capitalization................................... $9,200   $38,248
                                                             ======   =======

--------
(1) Does not include 486,129 shares that may be issued upon exercise of options outstanding as of June 30, 1995. See Note 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The balance sheet data at December 31, 1990, 1991, 1992, 1993 and 1994 and the statement of income data for the years then ended are derived from and should be read in conjunction with the more detailed financial statements of the Company and the notes thereto, which have been audited by Price Waterhouse LLP at December 31, 1990, 1991, 1992 and 1993 and for the years then ended, and by Coopers & Lybrand L.L.P. at December 31, 1994 and for the year then ended. The reports on the financial statements at December 31, 1993 and 1994 and for the three years then ended are included elsewhere and incorporated by reference in this Prospectus, and should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," which follows this section. The balance sheet data at June 30, 1995 and the statement of income data for the six months ended June 30, 1994 and 1995 are derived from the unaudited financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results for the six-month period ended June 30, 1995 are not necessarily indicative of the results that may be expected for any subsequent period.

                                                                SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,            JUNE 30,
                           ------------------------------------ ----------------
                            1990   1991   1992   1993    1994     1994    1995
                           ------ ------ ------ ------- ------- -------- -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
 Revenues................  $4,608 $7,803 $8,425 $11,621 $15,276 $ 6,377  $11,796
 Cost of revenues........   1,981  3,260  3,388   4,531   6,604   2,521    5,435
                           ------ ------ ------ ------- ------- -------  -------
  Gross margin...........   2,627  4,543  5,037   7,090   8,672   3,856    6,361
 Research and development
  expenses...............     686    958  1,631   2,410   2,749   1,382    1,770
 Selling, general and
  administrative
  expenses...............   1,673  2,477  2,959   3,600   3,881   1,798    2,343
                           ------ ------ ------ ------- ------- -------  -------
  Income from operations.     269  1,108    447   1,080   2,042     676    2,248
 Interest income.........     119    111     57      43      72      34       59
                           ------ ------ ------ ------- ------- -------  -------
  Income before income
   taxes.................     388  1,219    504   1,123   2,114     710    2,307
 Provision for income
  taxes..................     105    390    165     180     590     200      709
                           ------ ------ ------ ------- ------- -------  -------
  Net income.............  $  283 $  829 $  339 $   943 $ 1,524 $   510  $ 1,598
                           ====== ====== ====== ======= ======= =======  =======
 Net income per share....  $ 0.07 $ 0.20 $ 0.08 $  0.22 $  0.35 $  0.12  $  0.34
                           ====== ====== ====== ======= ======= =======  =======
 Weighted average common
  and common equivalent
  shares outstanding.....   4,042  4,135  4,271   4,328   4,404   4,308    4,676
                           ====== ====== ====== ======= ======= =======  =======
                                       DECEMBER 31,
                           ------------------------------------ JUNE 30,
                            1990   1991   1992   1993    1994     1995
                           ------ ------ ------ ------- ------- --------
                                           (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital.........  $3,078 $3,763 $4,249 $ 5,548 $ 6,902 $ 8,438
 Total assets............   3,964  5,308  5,717   6,901   8,823  12,384
 Long-term debt..........     -0-    -0-    -0-     -0-     -0-     -0-
 Stockholders' equity....   3,383  4,259  4,840   6,073   7,478   9,200

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF
                                  OPERATIONS

OVERVIEW

  The Company was founded in 1984 by Dr. Steven Case, a tenured professor researching and teaching optical engineering at the University of Minnesota, to commercialize technology for non-contact three-dimensional sensing systems. During the first year and one-half of its existence, the Company performed primarily custom contracting work through Dr. Case. In 1985, the Company received a $1.5 million development grant from the Defense Advanced Research Projects Agency to develop sensor systems. The Company introduced its first commercial product, the Point Range Sensor, in 1986 and began producing full non-contact profiling systems used in metrology, CAD-CAM and electronics inspection in 1987. The Company continued to expand its line of products and sensing systems for general applications through 1991.

  Since 1992, the Company has made significant investments in the development of new technology and products designed specifically for applications in the electronics industry. Designed primarily for applications in the rapidly growing surface mount market, these products measure screen printed solder paste, align electronic components and measure electronic component lead coplanarity during automated assembly of circuit boards. The Company's revenue has been significantly affected by the timing of the introduction of these products and the acceptance and shipment of versions of these products by OEM and end user customers.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data (1) expressed as a percentage of revenue for the years ended December 31, 1992, 1993 and 1994 and for the six months ended June 30, 1994 and 1995 and (2) expressed as a percentage increase from the previous period's results:

                              PERCENTAGE OF REVENUES          PERCENTAGE INCREASE
                             ----------------------------  --------------------------
                                                  SIX
                                                MONTHS                     SIX MONTHS
                               YEAR ENDED        ENDED       YEAR ENDED      ENDED
                              DECEMBER 31,     JUNE 30,     DECEMBER 31,    JUNE 30,
                             ----------------  ----------  --------------- ----------
                                                            1993    1994      1995
                             1992  1993  1994  1994  1995  TO 1992 TO 1993  TO 1994
                             ----  ----  ----  ----  ----  ------- ------- ----------
Revenues.................... 100%  100%  100%  100%  100%     38%     31%      85%
Gross margin................  60    61    57    60    54      41      22       65
Research and development
 expenses...................  19    21    18    22    15      48      14       28
Selling, general and
 administrative expenses....  35    31    25    28    20      22       8       30
Income from operations......   5     9    13    11    19     142      89      233
Net income..................   4     8    10     8    14     178      62      213

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1995 TO THE SIX MONTHS ENDED JUNE 30,
1994

  Revenues. Revenues increased 85% to $11.8 million during the six months ended June 30, 1995, from $6.4 million during the comparable period in 1994, as both sensor revenue and system revenue improved. Sensor revenue increased 89% during the first six months of 1995 when compared to the same period last year. The primary reasons for this increase were increased unit shipments of LaserAlign (principally to Philips) and an increase in unit shipments of other OEM sensor products to existing customers. Sensor revenue represented 67% of total revenue ($7.9 million) for the first six months of 1995 compared to 65% of revenue ($4.2 million) in the first six months of 1994. System revenue increased 77% during the first six months of 1995 compared to the same period in 1994.

This increase is due principally to revenue from the current version of the CyberSentry product, which began shipping in March 1995. System revenue accounted for 33% of revenue ($3.9 million) for the first six months of 1995 compared to 35% of revenue ($2.2 million) for the same period last year. International revenue totaled $7.1 million in the 1995 period, or 60% of total revenue, compared to $3.4 million or 54% in the 1994 period.

  Cost of Revenues. Cost of revenues increased 116% to $5.4 million during the six months ended June 30, 1995, from $2.5 million during the comparable period in 1994 and increased as a percentage of revenue to 46% during the 1995 period from 40% during the 1994 period. This increase in the cost of revenue as a percentage of revenue is due to expenditures in manufacturing related to start-up expenses and increasing capacity for the LaserAlign sensor and the production of the CyberSentry products. In addition the Company increased its reserves for inventory obsolescence and warranty accrual by $100,000 and $50,000, respectively in the second quarter of 1995. The Company believes these increases are appropriate and are roughly proportionate to increases in inventory and revenue.

  Research and Development Expenses. Research and development expenses increased 28% to $1.8 million during the six months ended June 30, 1995, from $1.4 million during the comparable period in 1994, but decreased as a percentage of revenue to 15% during the 1995 period from 22% during the period in 1994. Research and development efforts in the first six months of 1995 focused primarily on the completion of CyberSentry, CyberGage and CyberScan LV. The Company intends to continue to increase research and development expenditures in future periods, but does not anticipate that these expenses will increase substantially as a percentage of revenue.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 30% to $2.3 million during the six months ended June 30, 1995, from $1.8 million during the comparable period in 1994, but decreased as a percentage of revenue to 20% during the 1995 period from 28% during the 1994 period. The increase in selling, general and administrative expenses can be attributed to the growth in resources to support increased revenue. The decrease as a percentage of revenue is due primarily to the large increase in revenue, but is also attributable to the high percentage of sensor sales to OEM customers, which are made primarily by the Company rather than through distributors.

  Effective Tax Rate. The Company applied an effective tax rate of 31% for the first six months of 1995, compared to 28% in 1994. Benefits from the Company's foreign sales corporation and the use of the research and development tax credit will be primarily responsible for reducing the effective tax rate below the statutory federal rate in 1995. Although the Company anticipates that its effective tax rate will continue to benefit from sales through its foreign sales corporation, the research and development credit expired as of June 30, 1995.

COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO YEAR ENDED DECEMBER 31, 1993

  Revenues. Revenues increased 31% to $15.3 million in 1994 from $11.6 million in 1993, primarily as a result of increased sales of new sensor products to OEMs. Revenue from sensor products increased $3.8 million or 68% during 1994 compared to 1993. The Company's LaserAlign and Laser Lead Locator sensors contributed $6.4 million in revenue in 1994 compared to $3.4 million in 1993, reflecting both additional OEM customers and increased sales to previous customers. System revenue decreased $100,000 or 2% during 1994 as compared to 1993. The slight decrease in systems revenue in 1994 reflected decreased domestic demand for the Company's scanning station products and a delay in the introduction of the CyberSentry product. Originally planned for release in the spring of 1994, CyberSentry was delayed until 1995 in order to improve its precision and speed. International revenue totaled $8.6 million in 1994 or 57% of total revenue compared to $4.5 million or 39% of revenue in 1993. Sales of the Company's products in Western Europe, Japan and the other parts of the Far East increased significantly during this period. These international markets account for the vast majority of the production capability of capital equipment for the manufacture of electronics--the primary market for the LaserAlign and Laser Lead Locator products.

  Cost of Revenues. Cost of revenues increased 46% to $6.6 million in 1994 from $4.5 million in 1993, and increased as a percentage of revenue to 43% in 1994 from 39% in 1993. The increase in cost as a percentage of revenue in 1994 is a result of start-up and rework costs for new product lines, including CyberSentry which was introduced in final form in 1995, and to a lesser extent changes in product mix and increases in manufacturing overhead to support higher production volumes. See "Quarterly Comparisons" for further discussion of trends in the Company's gross margins.

  Research and Development Expenses. Research and development expenses increased 14% to $2.7 million in 1994 compared to $2.4 million in 1993, but decreased as a percentage of revenue to 18% in 1994 from 21% in 1993. The increased expenditures in 1994 reflect primarily the development of additional models of the Company's LaserAlign and continued development on the CyberSentry and CyberGage products which were introduced in the first half of 1995.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 8% to $3.9 million in 1994 from $3.6 million in 1993, but decreased as a percentage of revenue to 25% in 1994 from 31% in 1993. The decrease in these expenses as a percentage of revenue is due to the large increase in sensor revenue from OEM customers.

  Effective Tax Rate. The Company's effective tax rate was 27.9% and 16.0% for 1994 and 1993, respectively. This tax rate is below the statutory federal rate primarily due to benefits from the Company's foreign sales corporation and utilization of research and development credits. In 1993, the Company benefitted by the reinstatement of the research and development credit by the Omnibus Budget Reconciliation Act of 1993. This Act, which was passed into law in August 1993, allowed the Company to claim a tax credit of approximately $80,000, or $0.02 per share, in the second half of 1993 for research activities conducted during the second half of 1992. The reinstated credit also permitted approximately $180,000 to be recorded in 1993 for that year's development activities.

COMPARISON OF YEAR ENDED DECEMBER 31, 1993 TO YEAR ENDED DECEMBER 31, 1992

  Revenues. Revenues increased 38% to $11.6 million in 1993 from $8.4 million in 1992. Sensor revenue increased $2.5 million or 100% in 1993 compared to 1992 due to the introduction of the LaserAlign and Laser Lead Locator products in late 1992. System revenue increased $700,000 or 13% as a result of increased domestic and international demand for scanning station products as electronics manufacturers invested in equipment to meet increased demand for computer-related products. International revenue totaled $4.5 million in 1993 or 39% of total revenue compared to $2.9 million or 35% of revenue in 1992.

  Cost of Revenues. Cost of revenues increased 34% to $4.5 million in 1993 from $3.4 million in 1992, but decreased as a percentage of revenue to 39% in 1993 from 40% in 1992. The decrease in cost as a percentage of revenue was due to product mix and lower costs on purchased parts resulting from higher purchasing volume.

  Research and Development Expenses. Research and development expenses increased 48% to $2.4 million during 1993 from $1.6 million during 1992 and increased as a percentage of revenue to 21% during 1993 from 19% during 1992. The increase in research and development expenses represents a full year's development expense on CyberSentry and CyberGage development efforts, which were commenced in late 1992, as well as continued development on the Laser Lead Locator and LaserAlign products.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 22% to $3.6 million in 1993 from $3.0 million in 1992, but decreased as a percentage of revenue to 31% in 1993 from 35% in 1992. The decrease as a percentage of revenue was primarily a result of increased sales of LaserAlign and Laser Lead Locator to original equipment manufacturers which require less sales support per unit sold. This decrease was partially offset by the increased costs of operating a sales office in Munich, Germany. The depressed economic conditions in Germany in 1993 led to lower than expected revenue and as a result, the Company closed this office in the fourth quarter of 1993.

  Effective Tax Rate. The Company's tax rate declined to 16.0% in 1993 from 32.7% in 1992. The Company was fully taxed in 1992, while in 1993 it received the benefit of the research and development tax credits described above.

QUARTERLY COMPARISONS

  The following table sets forth certain quarterly financial data, for the first two quarters in 1995 and the four quarters in each of fiscal years 1994 and 1993 as well as certain of such information expressed as a percentage of revenue for the same period. This quarterly information is unaudited, but has been prepared on the same basis as the annual financial statements and, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments, required for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                              QUARTER ENDED
                       -------------------------------------------------------------------------------------------
                       MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                         1993     1993     1993      1993     1994     1994     1994      1994     1995     1995
                       -------- -------- --------- -------- -------- -------- --------- -------- -------- --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues..............  $2,597   $2,956   $2,790    $3,278   $3,132   $3,245   $4,346    $4,553   $4,556   $7,240
Gross margin..........   1,541    1,837    1,695     2,017    1,907    1,949    2,392     2,424    2,507    3,854
Income from
 operations...........     190      444      250       196      384      292      673       693      681    1,567
Net income............     134      295      296       218      272      238      484       530      497    1,101
Net income per share..    0.03     0.07     0.07      0.05     0.06     0.06     0.11      0.12     0.11     0.24
AS A PERCENTAGE OF REVENUES:
Gross margin..........      59%      62%      61%       62%      61%      60%      55%       53%      55%      53%
Income from
 operations...........       7       15        9         6       12        9       15        15       15       22
Net income............       5       10       11         7        9        7       11        12       11       15

  The Company has experienced quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by various factors, including the buying patterns of the Company's target market, the number and timing of new product introductions and enhancements, the timing of product shipments and marketing. Future operating results may fluctuate as a result of these and other factors, including the Company's ability to continue to develop innovative products, the introduction of new products by the Company's competitors, the Company's product and customer mix, the level of competition and overall trends in the economy.

  Revenues generally increased from quarter to quarter during the 10 quarters presented. Gross margin remained relatively constant as a percentage of revenue until the quarter ended September 30, 1994. The decrease in gross margin during this period was due to the Company redesigning certain features of its CyberSentry product starting in the third quarter of 1994 in order to increase its precision and speed. It had begun manufacturing CyberSentry before such time and the redesign caused certain components in the Company's inventory to become obsolete, all of which were charged against cost of revenue during the redesign period. In addition, certain costs of reworking the CyberSentry product and start-up costs associated with the CyberGage and CyberScan LV increased cost of revenue during these periods. The Company does not anticipate incurring similar cost of revenue charges in future periods. Nevertheless, because of the increased percentage of sales represented by certain OEM products, the Company does not anticipate that gross margins as a percentage of revenue will fully recover to historical levels.

  All of the Company's increases in revenue have resulted from increases in units shipped and new product introductions. The Company believes that inflation has had no appreciable effect on operations.

LIQUIDITY AND CAPITAL RESOURCES

  The Company used $977,000 of cash during the first six months of 1995. The Company used $982,000 of cash in operations during the six-month period, primarily to finance a $2.6 million increase in accounts receivable and a $2.2 million increase in inventory. The increase in accounts receivable is due to the increase in shipment levels and the timing of end of period shipments. Inventory increases are primarily due to increased levels of shipments and orders. These working capital requirements were offset by net income of $1.6 million, non-cash expenses of $364,000, and an increase in current liabilities of $1.8 million.

  The Company used $119,000 in investing activities in the first six months of 1995, as $357,000 was expended for the purchase of capital equipment offset by $250,000 generated from net maturities of short-term investments. Financing activities, consisting of sale of common stock upon exercise of employee options, generated $124,000 of cash during the first six months of 1995.

  The Company consumed $350,000 of cash during the year ended December 31, 1994. Operating activities generated $857,000 of cash in 1994, primarily due to net income for the year of $1.5 million, non-cash expenses of $492,000 and increases in current liabilities and accrued expenses of $517,000. These amounts were partially offset by cash required for increases in accounts receivable and inventory of $885,000 and $703,000, respectively, resulting from the increased size of the Company's overall operations.

  Investing activities required $1.1 million in cash in 1994, $740,000 of which represented net purchases of short-term investments. The Company also made additions to furnishings and equipment of $281,000 and capitalized patent costs of $64,000. The Company also consumed cash in financing activities during 1994 due to the application of $235,000 of cash to repurchase common stock in open market transactions. This amount was partially offset by proceeds received from the exercise of stock options and from stock issued under the Employee Stock Purchase Plan of $113,000.

  During the second quarter of 1995, the Company established a $2 million line of credit. To date, the Company has not drawn any funds on this line and it has no debt outstanding. Currently, the Company has no material outstanding capital expenditure commitments, although it may be required to invest in leasehold improvements in 1996 if it completes negotiations for new facilities.

  The Company believes current working capital and anticipated funds from operations, together with the net proceeds from the offering made hereby, will be adequate for anticipated operating needs.

                                    BUSINESS

GENERAL

  CyberOptics designs, manufactures and markets intelligent, non-contact sensors and integrated systems that measure the minute characteristics, dimensions and distances required for process and quality control in the automated assembly of complex manufactured goods. Utilizing proprietary laser and optics technology combined with advanced software and electronics, the Company's products enable manufacturers to increase operating efficiencies, product yields and quality by measuring the characteristics and placement of components both during and after the manufacturing process. The Company offers individual sensors that provide data in one, two or three dimensions, as well as complete, non-contact three-dimensional profiling systems, that allow manufacturers to inspect product features as small as 0.1 microns.

  Currently, the Company's products are used primarily for process and quality control in the electronics industry. Customers in this industry use the Company's products to make critical dimensional measurements of components and materials during the assembly of circuit boards. The electronics industry is experiencing rapid growth, which has fueled demand for capital equipment, including equipment sold by the Company and the Company's OEM customers.

BACKGROUND

  In response to worldwide competitive pressures and the rapid pace of technological innovation, the electronics industry has led other manufacturing industries in the implementation of automated manufacturing processes and advanced manufacturing technologies. The demand for electronic systems with more functionality, higher performance, greater reliability and lower costs has forced electronics producers to radically redesign the manufacturing process.

  In the early 1980s, automated electronic manufacturing was dominated by through-hole assembly, in which electronic components, such as integrated circuits, are inserted with pins or leads through pre-drilled holes in a PCB and then soldered to the circuit board. Because the components used in the through-hole process are relatively large, process control is accomplished using mechanical alignment tools and quality is controlled by simple operator inspection.

  Improvements during the 1980s and 1990s in integrated circuit design and fabrication has allowed dramatic miniaturization of individual components and has encouraged equally dramatic changes in the methods of making interconnections between components and circuit boards. The fastest growing electronic manufacturing processes today utilize SMT, in which a slurry of solder paste is screened over portions of the circuit board, components are placed precisely over the solder paste and heat is applied to melt the solder and form both the mechanical and electrical connection with the board. As manufacturers strive to further reduce the distance between components, newer interconnection technologies, such as ball grid array and flip chip, have also been developed. Because of their fragility and size, mechanical alignment of the miniature components placed with these technologies is becoming undesirable and visual inspection, while still possible with magnification, is not practical or cost-effective for high speed manufacturing processes.

  The same competitive pressures that forced miniaturization and mandated automation have required manufacturers to apply increasingly stringent standards for quality and consistency of components produced. The International Standards Organization ("ISO") 9000 series standards are rapidly becoming requirements for manufacturing worldwide. Effective control of the manufacturing process is essential to ensure compliance with these consistency standards.

  The pressures on electronics manufacturers to improve productivity and quality while working with smaller parts has required integration of process control technologies directly into the manufacturing process. To be effective, electronics manufacturing process control increasingly must provide real-time measurement of all three dimensions of the electronic components being placed on the PCB. These process control technologies must also strike an appropriate balance between the need for high speeds and moderate cost. Machine vision systems, which use cameras and software-based image processing to gather and analyze two-dimensional data in a horizontal plane, provide generalized solutions but are inadequate in many applications requiring three-dimensional measurement. This inability to measure certain critical dimensions such as material thickness and component lead heights often results in higher levels of manufacturing defects and scrap.

THE CYBEROPTICS SOLUTION

  The Company's intelligent sensors and systems apply proprietary optics technology and software with integrated microprocessors to provide non-contact process control and inspection that reduces the waste and increases the speed of contemporary manufacturing. The Company's products allow manufacturers to identify manufacturing flaws in minute components during the production process without touching or deforming the component inspected.

  CyberOptics has developed products that are specifically designed to measure the dimensions, including thickness and lead height, that are critical to detecting flaws during the surface mount manufacturing of printed circuit boards. The Company's SMT products are integrated directly into the assembly line and are capable of detecting manufacturing flaws without slowing the circuit board assembly process. Because they are designed to perform specific functions, these products provide high precision without the extraneous features that result in high component costs to OEMs. The Company's SMT process control products inspect the placement of solder paste on the circuit board while it is moving through the production line, precisely align components for placement while they are being moved from the component bin to the circuit board, and inspect the lead alignment of components.

  The Company also offers a range of other products that are used for off-line inspection and quality control by manufacturers in electronics and other industries. These products can be purchased at the sensor level for integration into existing product lines or as complete systems for use in the quality control laboratory.

  A number of the world's leading producers of microelectronics manufacturing systems, including Philips, Yamaha, Fuji, Juki, Siemens and Excellon, incorporate CyberOptics sensors and systems into the products they sell. In addition, the Company's products are used by many of the leading manufacturers of electronics goods, including AT&T and IBM, to inspect the components of their products.

CYBEROPTICS STRATEGY

  The Company's objective is to be a leading worldwide supplier of intelligent non-contact sensors and integrated systems that dramatically improve the performance, quality, reliability, yield, and cost of automated manufacturing processes.

  Key elements of the Company's strategy include:

  . Provide Leading-Edge Technology. The Company focuses on producing sophisticated systems utilizing its advanced optics technology, proprietary software and integrated microprocessors. Combining multiple technologies and engineering disciplines, including optical physics, electronics design, and operating and applications software design, the Company produces sophisticated products with proprietary technology that creates a barrier to entry by competitors. The Company maintains a large research and development staff dedicated to continued development and implementation of leading-edge process control technology.

  . Enhance Strategic OEM Relationships. The Company maintains long-term alliances with high-growth OEMs of complex, leading-edge products which require flexible, value-added process and quality control systems. The Company's goal is to provide OEM partners with technologically advanced and innovative solutions that anticipate market developments and that continue to be integrated by each OEM through the life cycle of its product family.

  . Establish Optimal Solutions for Specific Applications. The Company leverages its core competence in optics technology and system integration to develop sensors and systems for specific applications demanded by its customers. The Company introduces its technology to customers through its range sensors and scanning stations and then refines its core technology through interaction with customers to develop specific products that provide optimal solutions for specific applications.

  . Focus on Expanding Markets. The Company offers proprietary products focused on rapidly expanding markets, such as the microelectronics market, that require precision, quality and reduced product development times. The Company seeks to adapt the non-contact inspection and process control technology it develops for one application to other markets, including reverse-CAD, metal fabrication, and machining, on an opportunistic basis.

PRODUCTS

  CyberOptics has developed intelligent, non-contact sensors and systems for in-line process control and inspection as well as sensors and scanning stations for quality control and inspection. The Company's products enable manufacturers to increase operating efficiencies, product yields and quality in a variety of industries. Although a majority of the Company's revenue is generated through sales of its in-line process control products for SMT, the Company also offers several specialized products for through-hole process control and more generalized products for inspection and quality control.

  In addition to proprietary hardware designs that combine precision optics, various light sources, and multiple detectors, the Company's products incorporate high value-added software that controls the hardware, filters and converts raw data into application specific information, and automatically communicates this information to a host processor for ultimate use in process control. Software represents approximately 50% of the CyberOptics research and development effort and distinguishes Cyberoptics' intelligent sensors and systems from simpler data-gathering detectors.

  IN-LINE PROCESS CONTROL--SMT. The following diagram illustrates the integration of the Company's in-line SMT products into the principal stages of the surface mount PCB assembly process:

                                [INSERT GRAPHIC]

  CyberSentry. The CyberSentry system measures the deposition of solder paste after the first step of the surface mount assembly process. Because of the small size of the component that must be placed on each pad of solder paste and the density of component placement on the circuit board, a significant amount of SMT assembly problems are related to the quality of solder paste deposition. Misplaced solder paste, or excess or inadequate amounts of paste can lead to improper connections or bridges between leads causing an entire circuit board to malfunction.

  Introduced in its current format in the first quarter of 1995, the CyberSentry system is designed to be installed in existing automated production lines and to strike a balance between inspection of 100% of each circuit board and the off-line measurement devices used in quality control laboratories. The CyberSentry incorporates a sensor extended on a mechanical robot arm over the production line that measures the height, area and volume of solder paste pads. The CyberSentry can be retrofitted and integrated into most SMT production lines, providing real time process control immediately after a PCB leaves the screen printer and before component placement commences.

  LaserAlign. After solder paste has been inspected and measured, extremely small surface mount components are placed on the solder pads by component placement machines. CyberOptics' LaserAlign sensors are incorporated into the heads of component placement machines to ensure accurate component placement at high production speeds. Various high speed component placement machine types utilize between one and sixteen LaserAlign sensors per machine.

  LaserAlign integrates an intelligent sensor, composed of a laser, optics and detectors with a microprocessor and software for making specific measurements. LaserAlign quickly and accurately aligns each component as it is being transported by the pick-and-place arm for surface mount assembly. Using non-contact technology, LaserAlign facilitates orientation and placement of components at much higher speeds than can be achieved using conventional process control systems.

  Laser Lead Locator. Following placement of the smallest leadless components, more sophisticated components, including microprocessor chips, are applied to the printed circuit boards by fine pitch component placement machines. These components have leads on all sides that are soldered to the circuit board. Since all of these surface mount leads must make contact with the solder paste, lead coplanarity is a critical quality factor. Misaligned, bent or damaged leads will result in missed connections, open circuits and ultimately a defective end product.

  The Laser Lead Locator ensures the coplanarity of component leads. The Laser Lead Locator, which is incorporated directly into fine pitch component placement machines, inspects components immediately before placement on the circuit board to identify defective or damaged leads and determines if all lead tips lie within the same plane. Components meeting these parameters are placed on the printed circuit board. Parts falling outside the specified tolerances are rejected before placement, saving both time and money.

  PROCESS CONTROL--THROUGH-HOLE. A substantial number of circuit boards are made with through-hole technology using high speed drills to fabricate printed circuit boards. These drills are highly automated and contain multiple drill heads that cannot be constantly monitored by attendants. CyberOptics manufactures two process control sensors for measuring characteristics of drill bits used in drilling holes in printed circuit boards. The first of these, the ADM, was completed in the third quarter of 1989 and is used to ensure that drill bits are not damaged and that holes are drilled with the proper size. The second sensor, the LTC, was completed in May 1990 and is used to detect broken drill bits so that all of the preprogrammed holes in the circuit board are properly drilled. Both sensors are sold under an exclusive arrangement to a manufacturer of drilling machines for incorporation into its products.

  OFF-LINE INSPECTION SENSORS AND SYSTEMS. The Company built its commercial business with laser sensors designed to precisely measure, without contact, the distance to a point on an object. These sensors have been refined and combined with software and processing capability and are sold as both single sensors for incorporation into the equipment of customers and as complete inspection systems for use in the quality control laboratory and off-line process control.

  The Company's off-line sensors and systems are used in a broad array of applications in a number of different industries. Included among such applications is the measurement of the score in a beverage can lid, collection of three-dimensional digital data for use in a CAD-CAM system, measurement of the thickness of resistive inks applied in the manufacture of hybrid electronic circuits and measurement of the bend angles of suspension arms for disc drives.

  PRS and CyberGage. The Company offers two lines of range sensors designed to measure distance to a point on a test object. The Point Range Sensor ("PRS"), was the Company's first commercial product and is currently offered in seven models that provide varying resolutions and are designed for optimal function at varying standoff distances. The CyberGage sensor is a new series of range sensors that gather data up to 40 times faster than the PRS product line and is sold with a video camera view port that allows the user to integrate laser sensing and video in the same sensor. The Company believes this is the first product available with both laser sensing and video capabilities.

  CyberScan and CyberScan LV. CyberScan stations are complete height profiling systems capable of producing precise, two- and three-dimensional analysis of complex surfaces. These stations incorporate the Company's CyberGage sensor or PRS mounted over a computer-controlled mechanical table with a personal computer and the Company's proprietary software. The recently introduced CyberScan LV series of scanning stations, which incorporate the CyberGage sensors and video cameras, offers a unique quilting feature that allows the user to view and select test sites over a large area of a test object.

  Laser Section Microscope (LSM). The LSM is a low cost instrument for making height and registration measurement of screen printed solder paste during the assembly of electronic circuit boards. One of the principal advantages of the LSM is its ease of use--unskilled operators can make non-contact measurements with only minimal training.

MARKETS AND CUSTOMERS

  A majority of the Company's products are currently sold in the microelectronics market, particularly the portion servicing manufacturers using SMT. The value of automation is high in this market because the products produced, such as semiconductor chips, hybrid circuits and printed circuit boards, have high unit costs and are manufactured at speeds too high for effective human intervention. Moreover, the trend in these industries toward smaller devices with higher circuit densities and smaller circuit paths requires manufacturing and testing equipment capable of extremely accurate alignment and multi-dimensional measurement such as achieved using non-contact optical sensors. Customers in these industries, moreover, also employ knowledgeable engineers who are competent to work with computer-related equipment. The Company's Laser Lead Locator and LaserAlign products are sold to OEMs serving this market and the CyberSentry, LSM, CyberGage, and CyberScan systems are most often sold to manufacturers in this market. In addition, the Company's more generalized products, including the PRS, CyberGage and CyberScan products, are used in the general metrology and gauging, precision plastic manufacturing and computer aided design and manufacturing markets.

  The following is a list of certain of the Company's customers that it believes are representative of its customer base.

     AT&T Corporation                            Motorola, Inc.
     Excellon Industries Inc.                    Philips Electronics, N.V.
     Fuji Machine Manufacturing Co., Ltd.        Siemens A.G.
     International Business Machines Corporation Universal Instruments Corp.
     Juki Corporation                            Yamaha Motor Co., Ltd.
     Matsushita Electric Industrial Co., Ltd.    Zevatech, Inc.

SALES AND MARKETING

  The Company sells its products worldwide through a combination of direct sales staff and independent distributors. The Company maintains a direct sales staff at its headquarters in Minneapolis, Minnesota that call on large house accounts and that sell to OEM customers. The Company also has agreements with seven stocking distributors in the United States who focus primarily on products sold to end-users. Most sales to international end-users of sensors and systems are made through 13 representatives and distributors covering Western Europe and the Pacific Rim.

  The following table sets forth the percentage of the Company's total product sales (including sales delivered through distributors) by location during the past three years:

                                                     YEAR ENDED
                                                    DECEMBER 31,       SIX MONTHS
                                                   ----------------  ENDED JUNE 30,
                                                   1992  1993  1994       1995
                                                   ----  ----  ----  --------------
      United States...............................  65%   61%   43%        40%
      Asia........................................  13%   27%   30%        21%
      Europe......................................  18%    8%   26%        37%
      Other.......................................   4%    4%    1%         2%

  Substantially all of the Company's export sales are negotiated, invoiced and paid in United States dollars.

  The Company markets its products through appearances at industry trade shows, advertising in industry journals and articles published in industry and technical journals. In addition, the Company's strategic relationships with customers serve as highly visible references.

BACKLOG

  CyberOptics products are typically shipped two weeks to four months after the receipt of an order. Since 1993, however, certain OEM customers have placed orders for delivery over as many as 12 months. Product backlog was $6,419,000 at June 30, 1995 of which approximately $5.6 million is deliverable in the third quarter of 1995, as compared with $2,775,000 at June 30, 1994 of which $2.1 million was deliverable in the third quarter of 1994. Although the Company's business is generally not of a seasonal nature, its sales may vary based on the capital procurement practices in the electronics industry. Historically, the Company's quarterly revenue has been largest in the last quarter of the year. The Company's scheduled backlog at any time may vary significantly based on the timing of orders from OEM customers. Accordingly, backlog may not be an accurate indicator of the Company's performance in the future.

RESEARCH AND DEVELOPMENT

  The Company distinguishes its products primarily on the basis of its unique technology and on the Company's ability to synthesize several different technical disciplines to address industry needs. CyberOptics was founded by research scientists and has retained relationships with academic institutions to ensure that the most current information on technological developments is obtained. In addition, the Company actively seeks ongoing strategic customer relationships with leading product innovators in the markets it serves and actively investigates the needs of, and seeks input from, these customers to identify opportunities to improve the manufacturing process. The Company provides direct interaction between its engineers and scientists and these key accounts to ensure adoption of current technologies. In many instances, the Company provides the outsourced research and development for these customers through funded development contracts that provide the customer with an exclusive selling period but allow the Company to retain technology and distribution rights. Payments by these customers for funded research and development during 1992, 1993, 1994 and the first six months of 1995 were $291,000, $50,000, $222,000, and $120,000, respectively.

  CyberOptics believes that continued and timely development of new products and enhancements to existing products is essential to maintaining its competitive position. The Company has committed and expects to continue to commit substantial resources to its research and development effort, which plays a critical role in maintaining and advancing its position as a leading provider of optical sensors and systems. CyberOptics' current research and development efforts are directed to increasing performance of its LaserAlign and CyberSentry products for use in process automation in electronics circuit board assembly and completion of its CyberGage and CyberScan LV products for general metrology and gauging applications. There can be no assurances that such efforts, or any other research and development efforts of the Company, will be successful in producing products that respond effectively to technological changes or new product announcements by others.

  Research and development expenses were $1.6 million, $2.4 million, $2.7 million, and $1.8 million for the years ended December 31, 1992, 1993, 1994 and the six months ending June 30, 1995, respectively. These amounts represented 19.4%, 20.7%, 18.0% and 15.0% of revenues, respectively. Research and development expenses consist primarily of salaries, project materials and other costs associated with CyberOptics' ongoing product development and enhancement efforts.

MANUFACTURING

  Much of the Company's product manufacturing, consisting primarily of circuit board manufacturing, component placement and soldering, lens manufacturing and machined parts production, is contracted with outside vendors. Company personnel inspect incoming parts, assemble sensors, calibrate and perform final quality control testing of finished products. The Company believes that its products are not suited for the large production runs that would justify the capital investment necessary for complete internal manufacturing. The Company believes that outsourcing much of its manufacturing allows it to focus more of its resources on research and development, marketing, sales and customer support.

  A variety of components used in the Company's products are available only from single sources and involve relatively long order cycles, in some cases over one year. Although the Company has located alternative sources for most of such components, use of those alternative components could require substantial rework of the Company's product designs, resulting in periods during which it could not satisfy customer orders. Further, although the Company believes it has identified alternative assembly contractors for most of its subassemblies, an actual change in such contractors would likely require a period of training and test. Accordingly, an interruption in a supply relationship or the production capacity of one or more of such contractors could result in the Company's inability to deliver one or more products for a period of several months.

COMPETITION

  Although the Company believes that its products are unique, competitors offer technologies and systems that are capable of certain of the visual inspection and alignment functions performed by the Company's products. The Company faces competition from a number of companies in the machine vision, image processing and inspection systems market, some of which have greater manufacturing and marketing capabilities, and greater financial, technological and personnel resources. Potential competitors in these markets include Cognex Corporation, Robotic Visions Systems, Inc., Synthetic Vision Systems, Inc., ICOS Systems, GmbH, and Keyence Incorporated. In addition, the Company may compete with the internal development efforts of its current and prospective customers. The Company believes that its sensors offer several advantages over competitive optical sensors in terms of speed, flexibility, cost and ease of control. The Company's OEM products are typically very specialized in their applications. The Company believes that its OEM products compete favorably with other product alternatives based on the speed and accuracy of their performance, their price and certain technological advantages.

  Although the Company believes its current products offer several advantages in terms of price and suitability for specific applications and although the Company has attempted to protect the proprietary nature of such products, it is possible that any of the Company's products could be duplicated by other companies in the same general market. There can be no assurances that the Company would be able to compete with similar products produced by a competitor.

EMPLOYEES

  As of June 30, 1995, the Company had 145 full-time employees including 23 in sales and marketing and customer service, 64 in manufacturing, 46 in research, development and engineering and 12 in finance and administration at its headquarters in Minneapolis, Minnesota. To date, the Company has been successful in attracting and retaining qualified technical personnel, although there can be no assurance that this success will continue. None of the Company's employees are covered by collective bargaining agreements or are members of a union. The Company has never experienced a work stoppage and believes that its relations with its employees are excellent.

PROPRIETARY PROTECTION

  The Company relies on the technical expertise and know-how of its personnel and trade secret protection, as well as on patents, to maintain its competitive position. The Company attempts to protect its intellectual property by restricting access to its proprietary methods by a combination of technical and internal security measures. In addition, the Company makes use of non-disclosure agreements with customers, consultants, suppliers and employees. Nevertheless, there can be no assurance that any of the above measures will be adequate to protect the proprietary technology of the Company.

  The Company holds nine patents on a number of its technologies, including those used in its Laser Lead Locator, LaserAlign and point range sensors. In addition the Company has filed applications for letters patent on features of a number of other products. The Company protects the proprietary nature of its software primarily through copyright and license agreements, but also through close integration with its hardware offerings. It is the Company's policy to protect the proprietary nature of its new product developments whenever they are likely to become significant sources of revenue. No guarantee can be given that the Company will be able to obtain patent or other protection for other products.

  Although it is not currently subject to any such claims, as the number of its products increases and the functionality of those products expands, the Company believes that it will become increasingly vulnerable to infringement claims. In some geographic markets, it is the practice of companies to engage in "patent flooding" by seeking patent protection for multiple functional applications that are incremental rather than technological advances. Such patent flooding could limit the Company's ability to sell its products in those markets for some applications without obtaining license rights. Further, certain individuals have claimed United States patent protection of extremely broad techniques and have notified customers of the Company that any use of products that employ such techniques would be infringing and require a license. Although the Company believes that none of the products purchased by such customers employ such techniques, and none of the Company's products are the subject of any such infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertion will not require the Company to enter into a royalty arrangement or result in costly litigation.

GOVERNMENT REGULATION

  Many of the Company's products contain lasers which are classified as either Class I, Class II or Class IIIb Laser Products under applicable rules and regulations of the Center for Devices and Radiological Health ("CDRH") of the Food and Drug Administration. Such regulations generally require a self-certification procedure pursuant to which a manufacturer must file with the CDRH with respect to each product incorporating a laser device, periodic reporting of sales and purchases and compliance with product labeling standards. The Company's products are generally not harmful to human tissue, but could result in injury if directed into the eyes of an individual or otherwise misused. The Company is not aware of any incident involving injury or a claim of injury from its products and believes that its sensors and sensor systems comply with all applicable laws for the manufacture of laser devices.

PROPERTIES

  The Company leases approximately 30,000 square feet of office, warehouse, laboratory and demonstration space at its corporate offices at 2505 Kennedy Street NE, Minneapolis, Minnesota. The lease expires in October 1999 and is cancelable in October 1997. The lease requires the Company to pay rent at rates from $6.50 to $7.50 per square foot per year plus property taxes and other operational expenses.

  The Company is rapidly outgrowing its current office facilities and is actively seeking new office facilities having initial availability of approximately 60,000 square feet. Although the Company believes that such facilities will be available, it believes the market for commercial office and manufacturing space has become more restricted and anticipates that the lease rates on such new facilities will be higher.

LEGAL PROCEEDINGS

  From time to time the Company may be involved in litigation relating to claims arising from its operations in the normal course of business. The Company is not a party to any pending legal proceedings as of the date of this Prospectus.

                                   MANAGEMENT

  The following table sets forth the executive officers and directors of the
Company:

          NAME              AGE                    POSITION
          ----              ---                    --------
   Dr. Steven K. Case......  46 President, Chief Executive Officer and Director
   Kent O. Lillemoe........  36 Vice President--Finance and Administration
   Dr. Jeffrey A. Jalkio...  34 Vice President--Research
   John D. Beagan..........  53 Vice President--Operations and Development
   Carl D. Moe.............  48 Vice President--Sales and Marketing
   Alex B. Cimochowski.....  56 Director
   Erwin A. Kelen..........  60 Director
   George E. Kline.........  59 Director
   Dr. P. June Min.........  59 Director
   Steven M. Quist.........  49 Director

  Steven K. Case, PhD., has been President and a director of the Company since its formation in January 1984. Until 1994, Dr. Case was also a part-time professor in the Electrical Engineering Department of the University of Minnesota and has taught optics courses as a professor at the University of Minnesota on either a full or part-time basis since 1979.

  Kent O. Lillemoe started as the Company's controller in September 1985, was elected Treasurer in January 1987 and was elected Vice President--Finance and Administration in April 1991. Mr. Lillemoe is a certified public accountant.

  Jeffrey A. Jalkio, PhD., started as a Research Engineer for the Company in May 1987, became Director of Research and Development in July 1988 and was elected Vice President--Research in February 1992.

  John D. Beagan started as Director of Manufacturing for the Company in September 1993, and became Vice President--Operations and Development in February 1995. Mr. Beagan held executive officer positions in the manufacturing, development and customer service areas of Computer Network Technology Corporation, a manufacturer of mainframe network products, from 1987 to 1993.

  Carl D. Moe started as Director of Sales and Marketing for the Company in October 1992, and became Vice President--Sales and Marketing in February 1995. Mr. Moe was President of the Danbury Group, a consulting firm specializing in market development of technology based products from 1988 until joining the Company.

  Alex B. Cimochowski, a director of the Company since May 1984, has been Chief Executive Officer of Delphax Systems, a manufacturer of high speed laser printers, since November 1988.

  Erwin A. Kelen, a director of the Company since February 1995, has been a private investor since 1990. From 1984 to 1990, Mr. Kelen was President of Datamyte Corporation, a subsidiary of Allen Bradley Co. Mr. Kelen is also a director of Printronix, Inc., Insignia Systems, Inc. and Computer Network Technology Corporation.

  George E. Kline, a director of the Company since June 1986, has been a private investor and financial consultant for more than five years. Mr. Kline is also a director of Applied Biometrics, Inc., IVI Publishing, Inc., Pet Food Warehouse, Inc., Health Fitness Physical Therapy, Inc. and Rimage Corporation.

  P. June Min PhD., a director of the Company since February 1995, has been Vice Chairman of Anam Industrial Co., Ltd. since May 1995 and Chairman and Chief Executive Officer of Intellect, Inc., a consulting firm, since May 1990. He was Vice President, and the Chief Executive Officer of the Semiconductor Division of Daewoo Corporation, a company headquartered in Korea, from November 1993 to April 1995. Dr. Min was also Chairman and Chief Executive Officer of CyberTech, Inc., a computer simulation company, from September 1992 to August 1993; Chairman and Chief Executive Officer of Liberty Systems, Inc., an engineering design house, from September 1988 to June 1992; President and Chief Executive Officer of Western Digital Korea, Ltd. from October 1987 to April 1990. Before that time, Dr. Min was the founder and chief executive officer of Goldstar Semiconductor.

  Steven M. Quist, a director of the Company since June 1991, is President of the Rosemount Measurement Division of Rosemount Inc., a subsidiary of Emerson Electric Co., and has been an employee of Rosemount Inc. since 1970.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth, as of July 31, 1995, and as adjusted to reflect the sale of the shares of Common Stock in this offering, certain information with respect to beneficial ownership of the Company's Common Stock by (i) each person or entity known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) all executive officers and directors as a group and (iv) the Selling Stockholder. Except as indicated by footnote, the persons or entities named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                             SHARES
                                          BENEFICIALLY               SHARES
                                          OWNED BEFORE            BENEFICIALLY
                                          THE OFFERING           OWNED AFTER THE
                                               (1)       SHARES     OFFERING
                                         ---------------  BEING  ---------------
                                         NUMBER  PERCENT OFFERED NUMBER  PERCENT
                                         ------- ------- ------- ------- -------
Steven K. Case.........................  341,988   7.7%  50,000  291,988   5.2%
2505 Kennedy Street NE
Minneapolis, MN 55413
Robert Fleming Inc.(2).................  235,797   5.4%     --   235,797   4.2%
1285 Avenue of the Americas
16th Floor
New York, NY 10019
Alex B. Cimochowski(3).................   44,671   1.0%     --    44,671     *
George E. Kline(4).....................   25,800     *      --    25,800     *
Steven M. Quist........................   14,200     *      --    14,200     *
Erwin A. Kelen.........................   11,375     *      --    11,375     *
P. June Min............................    8,000     *      --     8,000     *
All executive officers and directors as
 a group
 (10 persons)..........................  560,592  12.4%  50,000  510,592   8.9%

--------
  *Less than 1%
(1) Includes 22,500 shares for Dr. Case, 19,200 shares for Mr. Cimochowski, 13,200 shares for Mr. Quist, 7,375 shares for Mr. Kelen, 8,000 shares for Dr. Min and 111,150 shares for all officers and directors as a group, purchasable upon exercise of options exercisable within 60 days of July 31, 1995.
(2) Based on the Schedule 13G filed by such stockholder on February 14, 1995.
(3) Includes 1,650 shares owned by Mr. Cimochowski's spouse, the beneficial ownership of which Mr. Cimochowski disclaims.
(4) Includes 22,500 shares held by Venture Management Pension Plan and Trust of Minneapolis, Minnesota, of which Mr. Kline is trustee and sole beneficiary and 3,300 shares owned by Mr. Kline's spouse. Mr. Kline disclaims beneficial ownership of shares held by his spouse.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Underwriters named below, through their representatives Alex. Brown & Sons Incorporated, Robertson, Stephens & Company, L.P. and Piper Jaffray Inc. (the "Representatives") have severally agreed to purchase from the Company and the Selling Stockholder the following number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
            UNDERWRITER                                                 SHARES
            -----------                                                ---------
      Alex. Brown & Sons Incorporated.................................
      Robertson, Stephens & Company, L.P..............................
      Piper Jaffray Inc...............................................
                                                                       ---------
          Total.......................................................
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Stockholder have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $    per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $    per share to
certain other dealers. After the offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to 187,500 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,250,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,250,000 shares are being offered.

  The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Stockholder against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Company and its officers and directors, including the Selling Stockholder, have agreed not to offer, sell or otherwise dispose of any additional shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters, except that the Company may issue, and grant options to purchase, shares of Common Stock under its existing stock plans.

  The rules of the Securities and Exchange Commission (the "Commission") generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group, if any, to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Company's Common Stock during the cooling-off period.

                               VALIDITY OF SHARES

  The validity of the Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney P.L.L.P., Minneapolis, Minnesota and certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland. Thomas Martin, a partner in Dorsey & Whitney P.L.L.P., is Secretary of the Company and the holder of 2,014 shares of the Company's Common Stock.

                                    EXPERTS

  The financial statements of the Company included and incorporated by reference in the registration statement as of December 31, 1994 and for the year then ended have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their report with respect thereto, and are included and incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing. The financial statements of the Company as of December 31, 1993 and for the two years then ended included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549-1004; and at the Commission's regional offices at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or any part of it may be obtained from the Commission upon payment of the prescribed fees.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed with the Commission by the Company are incorporated into this Prospectus by reference:

    (a) Annual Report on Form 10-KSB for the year ended December 31, 1994;

    (b) Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1995 and June 30, 1995; and

    (c) Registration Statement on Form 8-A dated February 12, 1988.

  All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of the shares of Common Stock shall be deemed incorporated herein by reference and to be a part hereof from the respective dates of filing such documents.

  Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of such person, a copy of any or all documents listed above which are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Kent O. Lillemoe, Vice President--Finance and Administration, CyberOptics Corporation, 2505 Kennedy Street NE, Minneapolis, MN 55413. Telephone requests may be directed to the Company at (612) 331-5702.

                            CYBEROPTICS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants as of December 31, 1994 and for the
 year then ended.........................................................  F-2
Report of Independent Accountants as of December 31, 1993 and for the two
 years then ended........................................................  F-3
Balance Sheets as of December 31, 1993 and 1994 and June 30, 1995........  F-4
Statements of Income for the years ended December 31, 1992, 1993 and 1994 and for the six months ended June 30, 1994 and 1995.....................  F-5
Statements of Stockholders' Equity for the years ended December 1992,
 1993 and 1994 and for the six months ended June 30, 1995................  F-6
Statements of Cash Flows for the years ended December 31, 1992, 1993 and
 1994 and for the six months ended June 30, 1994 and 1995................  F-7
Notes to the Financial Statements........................................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CyberOptics Corporation

  We have audited the accompanying balance sheet of CyberOptics Corporation as of December 31, 1994, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CyberOptics Corporation as of December 31, 1994, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
January 25, 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CyberOptics Corporation

  In our opinion, the accompanying balance sheet and the related statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CyberOptics Corporation at December 31, 1993, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          Price Waterhouse LLP

Minneapolis, Minnesota
February 1, 1994

                            CYBEROPTICS CORPORATION

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                      DECEMBER 31,
                                                      -------------  JUNE 30,
                       ASSETS                          1993   1994     1995
                       ------                         ------ ------ -----------
                                                                    (UNAUDITED)
Cash and cash equivalents............................ $1,778 $1,428   $   451
Short-term investments...............................    440  1,180       930
Accounts receivable, less allowance for doubtful
 accounts of $30, $50 and $70, respectively..........  2,152  2,964     5,497
Inventories..........................................  1,757  2,335     4,341
Other current assets.................................    249    340       403
                                                      ------ ------   -------
    Total current assets.............................  6,376  8,247    11,622
Equipment and furnishings, net.......................    406    478       685
Capitalized patent costs, less accumulated
 amortization of $107, $193 and $226, respectively...    119     98        77
                                                      ------ ------   -------
    Total assets..................................... $6,901 $8,823   $12,384
                                                      ====== ======   =======
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Accounts payable..................................... $  332 $  572   $ 1,459
Income taxes payable.................................     39    212       721
Accrued expenses.....................................    457    561     1,004
                                                      ------ ------   -------
    Total current liabilities........................    828  1,345     3,184
Commitments
Stockholders' equity:
  Preferred stock, no par value, 5,000,000 shares
   authorized, none outstanding......................
  Common stock, no par value, 10,000,000 shares
   authorized, 4,249,420, 4,235,141 and 4,315,321
   shares issued and outstanding, respectively.......  4,349  4,230     4,354
  Retained earnings..................................  1,724  3,248     4,846
                                                      ------ ------   -------
    Total stockholders' equity.......................  6,073  7,478     9,200
                                                      ------ ------   -------
    Total liabilities and stockholders' equity....... $6,901 $8,823   $12,384
                                                      ====== ======   =======

    The accompanying notes are an integral part of the financial statements

                            CYBEROPTICS CORPORATION

                              STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           YEAR ENDED DECEMBER     SIX MONTHS
                                                   31,           ENDED JUNE 30,
                                          ---------------------- --------------
                                           1992   1993    1994    1994   1995
                                          ------ ------- ------- ------ -------
                                                                  (UNAUDITED)
Revenues................................. $8,425 $11,621 $15,276 $6,377 $11,796
    Cost of revenues.....................  3,388   4,531   6,604  2,521   5,435
                                          ------ ------- ------- ------ -------
Gross margin.............................  5,037   7,090   8,672  3,856   6,361
Research and development expenses........  1,631   2,410   2,749  1,382   1,770
Selling, general and administrative
 expenses................................  2,959   3,600   3,881  1,798   2,343
                                          ------ ------- ------- ------ -------
    Income from operations...............    447   1,080   2,042    676   2,248
Interest income..........................     57      43      72     34      59
                                          ------ ------- ------- ------ -------
    Income before income taxes...........    504   1,123   2,114    710   2,307
Provision for income taxes...............    165     180     590    200     709
                                          ------ ------- ------- ------ -------
    Net income........................... $  339 $   943 $ 1,524 $  510 $ 1,598
                                          ====== ======= ======= ====== =======
Net income per share..................... $ 0.08 $  0.22 $  0.35 $ 0.12 $  0.34
                                          ====== ======= ======= ====== =======
Weighted average common and common
 equivalent shares outstanding...........  4,271   4,328   4,404  4,308   4,676
                                          ====== ======= ======= ====== =======

    The accompanying notes are an integral part of the financial statements

                            CYBEROPTICS CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                        COMMON STOCK                  TOTAL
                                      -----------------  RETAINED STOCKHOLDERS'
                                       SHARES    AMOUNT  EARNINGS    EQUITY
                                      ---------  ------  -------- -------------
Balance, December 31, 1991........... 4,019,931  $3,817   $  442     $4,259
Tax benefit from exercise of stock
 options.............................                30                  30
Exercise of stock options and
 warrants net of shares exchanged as
 payment and subsequently retired....   143,478     213                 213
Net income...........................                        339        339
                                      ---------  ------   ------     ------
Balance, December 31, 1992........... 4,163,409   4,060      781      4,841
Tax benefit from exercise of stock
 options.............................                 4                   4
Exercise of stock options and
 warrants............................    71,565     219                 219
Issuance of common stock under
 Employee Stock Purchase Plan........    14,446      66                  66
Net income...........................                        943        943
                                      ---------  ------   ------     ------
Balance, December 31, 1993........... 4,249,420   4,349    1,724      6,073
Tax benefit from exercise of stock
 options.............................                 3                   3
Exercise of stock options net of
 shares exchanged as payment and
 subsequently retired................     8,606      19                  19
Issuance of common stock under
 Employee Stock Purchase Plan........    20,615      94                  94
Repurchase of common stock...........   (43,500)   (235)               (235)
Net income...........................                      1,524      1,524
                                      ---------  ------   ------     ------
Balance, December 31, 1994........... 4,235,141   4,230    3,248      7,478
Exercise of stock options net of
 shares exchanged as payment and
 subsequently retired (Unaudited)....    80,180     124                 124
Net income (Unaudited)...............                      1,598      1,598
                                      ---------  ------   ------     ------
Balance, June 30, 1995 (Unaudited)... 4,315,321  $4,354   $4,846     $9,200
                                      =========  ======   ======     ======

    The accompanying notes are an integral part of the financial statements

                            CYBEROPTICS CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  SIX MONTHS
                                                                  ENDED JUNE
                                     YEAR ENDED DECEMBER 31,         30,
                                    ---------------------------  -------------
                                     1992      1993      1994    1994    1995
                                    -------  --------  --------  -----  ------
                                                                 (UNAUDITED)
Cash flows from operating
 activities
  Net income....................... $   339  $    943  $  1,524  $ 510  $1,598
  Adjustments to reconcile net
   income to net cash provided
   (used) by operating activities:
    Depreciation and amortization..     218       247       295    135     183
    Provision for losses on
     accounts receivable...........      30        15        73             20
    Provision for losses on
     inventories...................      56       235       124     27     161
    Deferred income taxes..........     (30)      (27)      (67)
    Tax benefit from exercise of
     stock options.................      30         4         3
    Changes in operating assets and
     liabilities:
      Accounts receivable..........    (240)     (334)     (885)   (77) (2,553)
      Inventories..................    (521)     (255)     (703)  (426) (2,167)
      Other current assets.........     (55)      (14)      (24)   (25)    (63)
      Accounts payable.............     (42)     (150)      239    389     887
      Income taxes payable.........    (235)      (39)      174     55     509
      Accrued expenses.............     105       140       104     65     443
                                    -------  --------  --------  -----  ------
        Net cash (used) provided by
         operating activities......    (345)      765       857    653    (982)
                                    -------  --------  --------  -----  ------
Cash flows from investing
 activities:
  Maturities of short-term
   investments.....................     850       955       993          1,057
  Purchase of short-term
   investments.....................    (608)     (440)   (1,733)  (756)   (807)
  Additions to equipment and
   furnishings.....................    (223)     (131)     (281)  (178)   (357)
  Additions to patents.............     (92)      (50)      (64)   (34)    (12)
                                    -------  --------  --------  -----  ------
        Net cash (used) provided by
         investing activities......     (73)      334    (1,085)  (968)   (119)
                                    -------  --------  --------  -----  ------
Cash flows from financing
 activities:
  Repurchase of common stock.......                        (235)  (140)
  Proceeds from exercise of stock
   options and warrants............     213       219        19      8     124
  Proceeds from issuance of common
   stock under Employee Stock
   Purchase Plan...................                66        94
                                    -------  --------  --------  -----  ------
        Net cash provided (used) by
         financing activities......     213       285     (122)  (132)     124
                                    -------  --------  --------  -----  ------
Increase (decrease) in cash and
 cash equivalents..................    (205)    1,384      (350)  (447)   (977)
Cash and cash equivalents--
 beginning of period...............     599       394     1,778  1,778   1,428
                                    -------  --------  --------  -----  ------
Cash and cash equivalents--end of
 period............................ $   394  $  1,778  $  1,428  $1331  $  451
                                    =======  ========  ========  =====  ======

    The accompanying notes are an integral part of the financial statements

                            CYBEROPTICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
         (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1994 AND 1995 IS UNAUDITED.)

NOTE 1--BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

 Business

  CyberOptics Corporation designs and manufactures intelligent sensors and systems for high-precision, non-contact dimensional measurement and process control.

 Revenue Recognition

  Revenue is recognized upon shipment. The Company provides for estimated warranty costs concurrent with the recognition of revenue.

 Cash and Cash Equivalents, and Short-Term Investments

  Cash and cash equivalents are carried at cost which approximates market and consists of cash and money market accounts. At December 31, 1994, over one million dollars of cash equivalents were concentrated in one money market account. Short-term investments generally consist of treasury bills and short-term mutual bonds with original maturities of 3 to 18 months. Short-term investments will be held to their maturity and are carried at amortized cost. Unrealized holding gains and losses were not significant.

 Inventories

  Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method.

 Patents

  Patents consist of legal and patent registration costs for protection of the Company's proprietary sensor technologies. The Company amortizes such expenditures over a three-year period on a straight-line basis.

 Equipment and Furnishings

  Equipment and furnishings are stated at cost. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance are charged to expense as incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Gains or losses on dispositions are included in current operations.

 Income Taxes

  Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. Income tax expense is the sum of the tax currently payable and the change in the deferred tax assets and liabilities during the period.

 Net Income per Share

  Net income per common and common equivalent shares has been computed using the weighted average shares outstanding plus common stock equivalents for each period. Common equivalent shares include dilutive options and warrants using the treasury stock method.

                            CYBEROPTICS CORPORATION

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
         (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1994 AND 1995 IS UNAUDITED.)

 Use of Estimates

  The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

 Interim Periods

  The balance sheet at June 30, 1995 and the statements of income and cash flows for the six-month periods ended June 30, 1994 and 1995, and the statement of stockholders' equity for the six-month period ended June 30, 1995, together with the related notes, are unaudited, but, in the opinion of management of the Company, include all adjustments (which consist only of accruals of a normal recurring nature) necessary to present fairly, in all material respects, the financial condition at June 30, 1995 and the results of operations and cash flows for the Company for the six-month periods ended June 30, 1994 and 1995.

NOTE 2--OTHER FINANCIAL STATEMENT DATA

 Inventories consist of the following:

                                                          DECEMBER 31,
                                                          ------------- JUNE 30,
                                                           1993   1994    1995
                                                          ------ ------ --------
      Raw materials and purchased parts.................. $1,362 $1,902  $2,876
      Work in process....................................    269    406   1,417
      Finished goods.....................................    126     27      48
                                                          ------ ------  ------
                                                          $1,757 $2,335  $4,341
                                                          ====== ======  ======

 Equipment and furnishings consist of the following:

                                                       DECEMBER 31,
                                                      ---------------  JUNE 30,
                                                       1993    1994      1995
                                                      ------  -------  --------
      Equipment and furnishings...................... $1,323  $ 1,604  $ 1,961
      Less accumulated depreciation..................   (917)  (1,126)  (1,276)
                                                      ------  -------  -------
                                                      $  406  $   478  $   685
                                                      ======  =======  =======

 Other accrued expenses consist of the following:

                                                              DECEMBER
                                                                 31,
                                                              --------- JUNE 30,
                                                              1993 1994   1995
                                                              ---- ---- --------
      Accrued wages and benefits............................. $221 $313  $  666
      Accrued lease expense..................................  114   84      70
      Other accrued expenses.................................  122  164     268
                                                              ---- ----  ------
                                                              $457 $561  $1,004
                                                              ==== ====  ======

                            CYBEROPTICS CORPORATION

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
         (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1994 AND 1995 IS UNAUDITED.)

NOTE 3--INCOME TAXES

  The provision for income taxes consists of the following:


                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                               1992  1993  1994
                                                               ----  ----  ----
      Current:
        Federal............................................... $188  $206  $643
        State.................................................    7     1    14
      Deferred................................................  (30)  (27)  (67)
                                                               ----  ----  ----
                                                               $165  $180  $590
                                                               ====  ====  ====

  Deferred tax assets (liabilities) consist of the following:

                                                                 DECEMBER 31,
                                                                ----------------
                                                                1992  1993  1994
                                                                ----  ----  ----
      Inventories.............................................. $22   $ 49  $ 41
      Vacation accrual.........................................  20     27    36
      Accounts receivable allowances...........................  10     11    52
      Warranty accrual.........................................  10     15    22
      R&D credit carryforward..................................               17
      Other, net...............................................  (2)   (15)  (14)
                                                                ---   ----  ----
      Deferred tax asset included in other current assets...... $60   $ 87  $154
                                                                ===   ====  ====

  A reconciliation of the statutory rate to the effective income tax rate is as follows:

                                                                  SIX MONTHS
                                                YEAR ENDED        ENDED JUNE
                                               DECEMBER 31,           30,
                                            --------------------  ------------
                                            1992    1993   1994   1994   1995
                                            -----  ------  -----  -----  -----
Federal statutory rate..................... 34.0%   34.0%  34.0%  34.0%  34.0%
Increase (decrease) resulting from:
  State income taxes, net of federal
   benefit.................................  0.9%    0.1%   0.7%   0.9%   1.0%
  Benefits of current period tax credits... (7.9%) (18.4%) (7.9%) (7.8%) (5.3%)
  Other, net...............................  5.7%    0.3%   1.1%   1.1%   1.0%
                                            -----  ------  -----  -----  -----
Effective rate............................. 32.7%   16.0%  27.9%  28.2%  30.7%
                                            =====  ======  =====  =====  =====

  The benefit of current period tax credits in 1993 of 18.4% includes the impact of the reinstatement of the tax law which allows the Company to claim tax credits for its research and development activities retroactive to July 1992. As a result, the 1993 tax provision includes 18 months of research and development tax credit compared to six months in 1992. The research and development tax credit expired as of June 30, 1995. Cash payments of income taxes for the years ended December 31, 1992, 1993, and 1994, were approximately $399, $294 and $480, respectively.

                            CYBEROPTICS CORPORATION

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
         (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1994 AND 1995 IS UNAUDITED.)

NOTE 4--OPERATING LEASES

  The Company leases office, warehouse and manufacturing facilities under an operating lease that is cancelable October 31, 1997. This lease generally requires the Company to pay insurance, property taxes and other expenses related to the leased property. Total rental expenses for the years ended December 31, 1992, 1993 and 1994, were approximately $149, $241 and $255, respectively. Total rent expense for the six months ended June 30, 1994 and 1995, were approximately $127 and $145, respectively.

  Future minimum rental payments required under this lease are as follows:

      YEAR ENDED DECEMBER 31,
      -----------------------
      1995................................................................ $179
      1996................................................................  179
      1997................................................................  235
                                                                           ----
                                                                           $593
                                                                           ====

NOTE 5--STOCKHOLDERS' EQUITY

  On February 14, 1992, the Company's Board of Directors approved a 3-for-2 stock split payable on March 13, 1992. All share and per share amounts in these financial statements and notes have been adjusted to reflect this split. In connection with the public offering of common stock in December 1987, the Company issued common stock warrants for the purchase of 66,000 shares of unissued common stock. The warrants were exercised in 1992 at $2.00 per share.

  During the second quarter of 1994, the Company's Board of Directors authorized the repurchase of up to 100,000 shares of CyberOptics' common stock. As of June 30, 1995, the Company has repurchased 43,500 shares in open market transactions. These shares were repurchased under a share repurchase program to provide for issuance of shares under the Company's stock option plans and Employee Stock Purchase Plan.

NOTE 6--BENEFIT PLANS

 Stock Option Plans

  The Company has two stock option plans that reserve 610,129 shares of common stock in the aggregate for issuance to employees, directors, officers and others. Canceled options are available for future grant under both plans. Options are granted at an option price per share equal to or greater than fair value at the date of grant. Generally, options vest over a four-year period and expire five years after the date of grant. The plans allow for option holders to redeem shares of the Company's common stock as consideration for the option price. Options exercised by tendering shares are shown at the net amount in the Statements of Stockholders' Equity.

                            CYBEROPTICS CORPORATION

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
         (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1994 AND 1995 IS UNAUDITED.)

  The following is a summary of stock option plan activity:

                                                         OPTION PRICE
                                                       RANGE PER SHARE  OPTIONS
                                                       ---------------- -------
Outstanding at December 31, 1991......................   $1.21 $   5.50 323,257
  Granted.............................................   $4.38 $   9.67 149,800
  Exercised...........................................   $1.21 $   2.65 (77,478)
  Canceled............................................   $2.65 $   5.75  (9,771)
                                                       ------- -------- -------
Outstanding at December 31, 1992......................   $2.12 $   9.67 385,808
  Granted.............................................   $5.00 $   6.00 190,000
  Exercised...........................................   $2.21 $   4.57 (71,565)
  Canceled............................................   $2.35 $   9.67 (39,742)
                                                       ------- -------- -------
Outstanding at December 31, 1993......................   $2.12 $   9.67 464,501
  Granted.............................................   $5.00 $   7.13  68,400
  Exercised...........................................   $2.21 $   5.00 (12,536)
  Canceled............................................   $2.35 $   6.00 (26,538)
                                                       ------- -------- -------
Outstanding at December 31, 1994......................   $2.12 $   9.67 493,827
  Granted.............................................   $9.25 $  15.00  90,850
  Exercised...........................................   $2.65 $   6.00 (91,973)
  Canceled............................................   $5.50 $   6.00  (6,575)
                                                       ------- -------- -------
Outstanding at June 30, 1995..........................                  486,129
                                                                        =======
Exercisable at June 30, 1995..........................                  178,700
                                                                        =======

 Employee Stock Purchase Plan

  The Company has an Employee Stock Purchase Plan available to eligible employees. Under terms of the plan, eligible employees may designate from 1 to 10% of their compensation to be withheld through payroll deductions for the purchase of common stock at 85% of the lower of the market price on the first or last day of the offering period. Under the plan, 200,000 shares of common stock have been reserved for issuance. As of December 31, 1994, 35,061 shares have been issued under this plan.

 401(k) Plan

  The Company has a savings plan pursuant to Section 401(k) of the Internal Revenue Code ("the Code") whereby eligible employees may contribute up to 15% of their earnings, not to exceed amounts allowed under the Code. In addition, the Company may also make contributions at the discretion of the Board of Directors. During 1992, 1993 and 1994, the Company provided for matching contributions totaling $34, $37, and $43, respectively. During the six months ended June 30, 1994 and 1995, the Company provided $20 and $28 for matching contributions.

                            CYBEROPTICS CORPORATION

                   NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
         (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1994 AND 1995 IS UNAUDITED.)

NOTE 7--MAJOR CUSTOMER AND EXPORT SALES

  The following summarizes significant customers:

                                                SIGNIFICANT          PERCENTAGE
                                                 CUSTOMER   REVENUES OF REVENUES
                                                ----------- -------- -----------
      Year ended December 31, 1993.............       A      $1,682      14%
      Year ended December 31, 1994.............       B       2,115      14%
                                                      A       1,894      12%
      Six months ended June 30, 1994...........       A       1,208      19%
                                                      C         754      12%
      Six months ended June 30, 1995...........       B       3,405      29%

  Export sales amounted to 35 percent, 39 percent and 57 percent for 1992, 1993 and 1994, respectively, and 54 percent and 60 percent for the six months ended June 30, 1994 and 1995. Substantially all of the Company's export sales are negotiated, invoiced and paid in U.S. dollars. Foreign sales by geographic area are summarized as follows:

                                          YEAR ENDED DECEMBER  SIX MONTHS ENDED
                                                  31,              JUNE 30,
                                          -------------------- -----------------
                                           1992   1993   1994    1994     1995
                                          ------ ------ ------ -------- --------
North America............................ $  345 $  406 $  141 $     65 $     87
Europe...................................  1,514    951  3,895    1,164    4,372
Asia.....................................  1,066  3,155  4,555    2,070    2,488
Other....................................                   45      144      118
                                          ------ ------ ------ -------- --------
                                          $2,925 $4,512 $8,636 $  3,443 $  7,065
                                          ====== ====== ====== ======== ========

NOTE 8--BANK LINE OF CREDIT

  On May 26, 1995, the Company entered into an unsecured revolving line of credit which provides for borrowings up to $2,000. Amounts outstanding under this agreement would bear interest, payable monthly, at prime or LIBOR plus 2.25%. As of June 30, 1995, the Company has not borrowed against this line of credit. The line of credit expires May 31, 1996 and contains covenants including not incurring other forms of debt or liens other than for this line or other credit facilities of the lender.

                                              ^CyberOptics LaserAlign sensor
                                              mounts on the moving head of a
                                              SMT placement machine. Non-
                                              contact component alignment is
                                              accomplished while the component
                                              is moving between the supply and
                                              placement site to increase
                                              manufacturing speed.



     [INSERT PHOTO OF LASERALIGN SENSOR]

Operational diagram shows how component
is lifted into LaserAlign sensor for
measurement and subsequent placement on
the circuit board.^^

                                              [INSERT DIAGRAM OF LASERALIGN
                                                         SENSOR]



    [INSERT PHOTO OF LASER LEAD LOCATORS]
                                              ^A multi-leaded component is
                                              shown moving through the Laser
                                              Lead Locator. The sensor is
                                              mounted within a high precision
                                              component placement machine to
                                              ensure production quality and
                                              increase placement accuracy.

Diagram shows how lasers locate leads and determine coplanarity of integrated circuits.^^




                                              [INSERT DIAGRAM OF LASER LEAD
                                                        LOCATORS]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPEC-TUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITA-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................    8
Price Range of Common Stock...............................................    8
Dividend Policy...........................................................    8
Capitalization............................................................    9
Selected Financial Data...................................................   10
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   11
Business..................................................................   16
Management................................................................   26
Principal and Selling Stockholders........................................   28
Underwriting..............................................................   29
Validity of Shares........................................................   30
Experts...................................................................   30
Available Information.....................................................   30
Incorporation of Certain Information by Reference.........................   31
Financial Statements......................................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,250,000 Shares

                                    [LOGO]

                                 Common Stock

                                  -----------

                                  PROSPECTUS

                                  -----------

                              Alex. Brown & Sons
                                 INCORPORATED
                         Robertson, Stephens & Company
                              Piper Jaffray Inc.

                                         , 1995

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following are the estimated expenses in connection with the distribution of the securities being registered, other than underwriting expenses and commissions. All such expenses are estimated, except for the SEC registration fee and the NASD filing fee:

      SEC registration fee............................................ $ 13,260
      NASD filing fee.................................................    4,345
      Nasdaq listing fee..............................................   17,500
      Accounting fees and expenses....................................   60,000
      Legal fees and expenses.........................................   70,000
      Printing........................................................   35,000
      Transfer agent fees.............................................    3,000
      Blue Sky fees and expenses (including legal fees)...............    5,000
      Miscellaneous...................................................    1,895
                                                                       --------
          Total....................................................... $210,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and
(5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

  Provisions regarding indemnification of officers and directors of the Company are contained in Article 9.01 of the Company's Bylaws, each of which are incorporated herein by reference.

  Under Section 8 of the Underwriting Agreement, filed as Exhibit 1 hereto, the Underwriters agree to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16. EXHIBITS.

  (a) Exhibits to Registration Statement.

    EXHIBIT
      NO.
    -------
      1        Form of Underwriting Agreement and Agreement Among Underwriters.
      5        Opinion of Dorsey & Whitney P.L.L.P. as to the legality of the securities being registered.
     23.1      Consent of Dorsey & Whitney P.L.L.P. (included in their opinion filed as
               Exhibit 5).
     23.2      Consent of Coopers & Lybrand L.L.P.
     23.3      Consent of Price Waterhouse LLP
     25        Powers of Attorney (contained on page II-4 to the Registration Statement).

ITEM 17. UNDERTAKINGS.

  The Registrant undertakes:

    (1) To file, during the period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (a) To include any prospectuses required by Section 10(a)(3) of the Securities Act of 1933;

      (b) To reflect in the prospectus any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

      (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

    (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain at the termination of the offering.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

      (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MINNEAPOLIS, STATE OF MINNESOTA, ON AUGUST 8, 1995.

                                          CyberOptics Corporation

                                                    /s/ Steven K. Case
                                          By: _________________________________
                                                      Steven K. Case,
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  EACH PERSON WHOSE SIGNATURE TO THIS REGISTRATION STATEMENT APPEARS BELOW HEREBY CONSTITUTES AND APPOINTS STEVEN K. CASE AND KENT O. LILLEMOE, AND EACH OF THEM, AS HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, WITH FULL POWER OF SUBSTITUTION, TO SIGN ON HIS BEHALF INDIVIDUALLY AND IN THE CAPACITY STATED BELOW AND TO PERFORM ANY ACTS NECESSARY TO BE DONE IN ORDER TO FILE ALL AMENDMENTS AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT, AND ANY AND ALL INSTRUMENTS OR DOCUMENTS FILED AS PART OF OR IN CONNECTION WITH THIS REGISTRATION STATEMENT OR THE AMENDMENTS THERETO AND EACH OF THE UNDERSIGNED DOES HEREBY RATIFY AND CONFIRM ALL THAT SAID ATTORNEY-IN-FACT AND AGENT, OR HIS SUBSTITUTES, SHALL DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON AUGUST 8, 1995.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


          /s/ Steven K. Case                Chairman, Chief Executive Officer,
___________________________________________   President (Principal executive officer)
              Steven K. Case                  and Director

         /s/ Kent O. Lillemoe               Vice President--Finance (Principal
___________________________________________   financial and accounting officer)
             Kent O. Lillemoe

          /s/ George E. Kline               Director
___________________________________________
              George E. Kline

        /s/ Alex B. Cimochowski             Director
___________________________________________
            Alex B. Cimochowski

          /s/ Erwin A. Kelen                Director
___________________________________________
              Erwin A. Kelen

                                            Director
___________________________________________
                P. June Min

          /s/ Steven M. Quist               Director
___________________________________________
              Steven M. Quist

                                    EXHIBITS

 EXHIBIT
   NO.
 -------
   1      Form of Underwriting Agreement and Agreement Among Underwriters.
   5      Opinion of Dorsey & Whitney P.L.L.P. as to the legality of the securities being registered.
  23.1    Consent of Dorsey & Whitney P.L.L.P. (included in their opinion filed as Exhibit
          5).
  23.2    Consent of Coopers & Lybrand L.L.P.
  23.3    Consent of Price Waterhouse LLP
  25      Powers of Attorney (contained on page II-4 to the Registration Statement).